Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THE ARTICLES OF INCORPORATION, AS AMENDED,

OF

ORIGINCLEAR, INC.

OriginClear, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”) hereby certifies that the amendment set forth below to the Corporation’s Articles of Incorporation (the “Articles”) was duly adopted in accordance with Sections 78.385 and 78.390 of the Nevada Revised Statutes:

The Articles have been amended as follows:

1.       Article 3 is hereby amended as follows:

“Shares.

The aggregate number of shares which this Corporation shall have authority to issue is 900,750,000, consisting of 900,000,000 shares of Common Stock, par value $0.0001, and 750,000 shares of Preferred Stock, par value $0.0001. The Preferred Stock may be issued in one or more series at the discretion of the Board of Directors and the Board of Directors is hereby granted the authority to fix by resolution the rights, preference, privileges and other terms of the Preferred Stock or any series thereof, and to fix the number of shares of any such series (but not below the number of shares thereof then outstanding). All shares of any one series shall be alike except as otherwise provided by these Articles of Incorporation or the Nevada Business Corporation Act.”

2.       The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: greater than 50%

3.       Effective date of filing: December 1, 2017

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of December 1, 2017.

By:	/s/ T. Riggs Eckelberry
Name: T. Riggs Eckelberry Title: Chief Executive Officer